Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Horizon Lines, Inc. for the registration of $330,000,000 4.25% Convertible Senior Notes and 8,888,187 shares of common stock issuable upon conversion and to the incorporation by reference therein of our reports dated February 28, 2007, with respect to the consolidated financial statements and schedule of Horizon Lines, Inc., Horizon Lines, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Horizon Lines, Inc., included in its Annual Report (Form 10-K) for the year ended December 24, 2006, filed with the Securities and Exchange Commission.

/s/  Ernst & Young LLP

Charlotte, North Carolina
February 1, 2008